Nabriva Therapeutics plc

25-28 North Wall Quay,

IFSC, Dublin 1, Ireland

August 8, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Nabriva Therapeutics plc

Registration Statement on Form S-3

File No. 333-219567

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nabriva Therapeutics plc (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-219567), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on August 10, 2017, or as soon thereafter as practicable.

Very truly yours,

NABRIVA THERAPEUTICS PLC

By:	/s/ Colin Broom
Name: Colin Broom
Title: Chief Executive Officer